SKADDEN, ARPS, SLATE, MEAGHER & FLOM
AFFILIATE OFFICES
	世達國際律師事務所	————
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GEOFFREY CHAN *	42/F, EDINBURGH TOWER, THE LANDMARK	CHICAGO
SHU DU *	15 QUEEN’S ROAD CENTRAL, HONG KONG	HOUSTON
ANDREW L. FOSTER *		LOS ANGELES
CHI T. STEVE KWOK *	————	NEW YORK
EDWARD H.P. LAM ◆*	TEL: (852) 3740-4700	PALO ALTO
HAIPING LI *	FAX: (852) 3740-4727	WASHINGTON, D.C.
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JONATHAN B. STONE *		————
PALOMA P. WANG		BEIJING
◆ (ALSO ADMITTED IN ENGLAND & WALES)		BRUSSELS
* (ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
MOSCOW
MUNICH
REGISTERED FOREIGN LAWYER		PARIS
Z. JULIE GAO (CALIFORNIA)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
	January 7, 2022	TOKYO
TORONTO

VIA EDGAR

Ms. Erin Purnell

Ms. John Stickel

Mr. John Spitz

Mr. Ben Phippen

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	AMTD Digital Inc. (CIK No. 0001809691)

Registration Statement on Form F-1 (Registration No. 333-256322)

Dear Ms. Purnell, Mr. Stickel, Mr. Spitz, and Mr. Phippen,

On behalf of our client, AMTD Digital Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 7, 2022 on the Company’s Amendment No. 10 to registration statement on Form F-1 filed on December 2, 2021 (the “Staff Letter”). Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 11 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

The Company respectfully advises the Staff that the Company, together with the underwriters, plans to file the joint acceleration requests as soon as the Staff’s comments are cleared. The Company would appreciate the Staff’s continued assistance to help the Company meet its goal.

U.S. Securities and Exchange Commission

January 7, 2022

Comments in the Staff Letter

The Staff’s comments from the Staff Letter are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing each of the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 10 to Registration Statement of Form F-1

Cover Page

1.

Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Please also include this disclosure in your Summary on page 8.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus and page 8 of the Registration Statement.

Our ADSs may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act..., page 19

2.

Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Registration Statement.

*            *             *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Frederic Lau, Director and President, AMTD Digital Inc.

Mark Chi Hang Lo, Chief Executive Officer, AMTD Digital Inc.

Xavier Ho Sum Zee, Chief Financial Officer, AMTD Digital Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP